November 7, 2014

TO:

British Columbia Securities Commission

Alberta Securities Commission

Renaissance Oil Corp. (the “Company”)

Notice Pursuant to National Instrument 51-102 – Change of Auditor (“Notice”)

We acknowledge receipt of a Notice of Change of Audit dated November 6, 2014 delivered to us by the Company in respect of the change of auditor of the Company, to be effective as of November 6, 2014.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by MNP LLP that we have reviewed Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

We trust the foregoing is satisfactory.

Yours very truly,

MNP LLP